EXHIBIT 12.1
HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	Six
	months
	ended
	June 30,	Year Ended December 31
	2008	2007	2006	2005	2004	2003

Earnings available for fixed charges:
Income from continuing operations before income taxes and minority interest	$1,745	$3,460	$3,199	$1,997	$990	$639
Add:
Distributed earnings from equity in unconsolidated affiliates	12	43	28	34	30	10
Fixed charges	105	208	224	248	266	173

Subtotal	1,862	3,711	3,451	2,279	1,286	822
Less:
Equity in earnings (losses) of unconsolidated affiliates	27	57	65	42	47	(3)

Total earnings available for fixed charges	$1,835	$3,654	$3,386	$2,237	$1,239	$825

Fixed charges:
Interest expense	$77	$154	$165	$196	$220	$131
Rental expense representative of interest	28	54	59	52	46	42

Total fixed charges	$105	$208	$224	$248	$266	$173

Ratio of earnings to fixed charges	17.5	17.6	15.1	9.0	4.7	4.8

All periods presented reflect the reclassification of KBR, Inc. to discontinued operations.